                   INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT





                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                      AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                 MARCH 31, 2000

                                  (UNAUDITED)

CONTENTS
MARCH 31, 2000



MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS        2

EQUITY                                                3

NEW LOAN AND HEDGING PRODUCTS                         3

YEAR 2000                                             3



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET                                         4

STATEMENT OF INCOME                                   5

STATEMENT OF COMPREHENSIVE INCOME                     6

STATEMENT OF CASH FLOWS                               7

NOTES TO FINANCIAL STATEMENTS                         8

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS             11


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 1999 (FY
1999). IBRD undertakes no obligation to update any forward-looking statements made in these documents.

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

For the three and nine months ended March 31, 2000 (third quarter FY 2000), reported net income was $451 million and $1,350 million, compared with $320 million and $1,133 million for the respective periods of the prior fiscal year.

Quarter-to-date FY 2000 versus FY 1999

The increase of $131 million in net income for the third quarter of FY 2000, compared to the third quarter of FY 1999, is predominantly attributable to the following:

- An increase in income from loans of $108 million reflecting both the impact of an increased average volume of loans outstanding, as well as increased average rates earned. The higher rates are due to the effect of a greater proportion of outstanding Special Structural Adjustment Loans (SSAL), which are priced higher than other loan instruments; as well as higher average rates on the Single Currency Pool Loans (SCP). The higher rates only had a partial impact in the third quarter of FY 1999. Reduced interest waivers also contributed to higher income on loans. These increases were partially offset by a reduction in income resulting from a lower volume of the higher-yielding old fixed rate loans.

- A decrease of $82 million in administrative expenses mainly due to the higher management fee charged to International Development Association
     (IDA), (to reflect the change in estimate of IDA's share of the combined operations of IBRD and IDA); and the effect of a lower spending rate compared to the same period in FY 1999.

-    A decrease of $35 million in the provision for loan loss expense.

- An increase of $61 million in borrowing costs. This is mainly due to the cost increase in this quarter resulting from interest rate resets on variable rate debt in an increasing interest rate environment.

- A $22 million decrease in income from the Staff Retirement Plan and other postretirement benefits plans.

The net return on average interest-earning assets for the third quarter of FY 2000 was 1.20%, compared to 0.86% for the third quarter of FY 1999. This increase in the return reflects the higher earnings on loan assets described above, and the effect of a reduced expense for loan loss provisioning. Further improvements in this indicator also show the effects of increased investment returns resulting from the relatively higher USD interest rate environment this quarter versus the same period last fiscal year.

Year-to-date FY 2000 versus FY 1999

Year-to-date net income for the nine-month period ended March shows an increase of $217 million. The fiscal year-to-date net return on average interest earning assets for FY 2000 and FY 1999 was 1.20% and 1.06%, respectively, compared to 1.05% for the fiscal year ended June 30, 1999.

The increase in net income and the significant improvement in the return are mainly due to the following:

- An increase of $407 million in loan income, including interest and charges. As described in the quarter-to-date discussion, the increased return on loans reflects the full effect of the higher outstanding balance of higher priced SSALs; the effect of SCPs resetting to higher rates for the full nine months of FY 2000; and the improvement in returns on loans achieved through other changes in loan pricing, including the charging of front-end fees and reduced interest waivers.

- An increase of $198 million in borrowing costs mainly due to an increase in average borrowings outstanding. However, the year-to-date cost of average borrowings decreased 5 basis points from 5.92% in the prior year to 5.87%, despite an adverse change in the quarterly costs as described in the quarter-to-date discussion. This improvement is due to the maturity of higher cost debt on a year-to-date basis which more than offset any increase in costs resulting from interest rate resets on variable rate debt thus far this year.

- A decrease of $159 million in investment income. The return on cash and investments has also declined from 6.45% in the prior year to 5.55%. These reductions are primarily the result of the one-time gain realized in the first quarter of FY 1999 of $237 million on the liquidation of the held-to-maturity portfolio. The return excluding this gain would have been 5.29%. Higher returns were earned on the trading portfolio during FY 2000 as a result of the increasing interest rate environment.

-    A decrease of $140 million in the provision for loan loss expense.

- A decrease of $121 million in administrative expenses mainly due to the higher management fee charged to IDA and a slower spending rate as described in the quarter-to-date discussion.

- A $69 million decrease in income from the Staff Retirement Plan and other postretirement benefits plans.


2  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2000

OTHER FINANCIAL HIGHLIGHTS

- IBRD's cumulative loan commitment activity for FY 2000 has been notably lower than during the global financial crisis of the past two years: $6.5 billion as of March 31, 2000, compared to $16.7 billion and $13.9 billion for the same periods in FY 1999 and FY 1998 respectively. The decline in commitments in FY 2000 reflects individual country circumstances, as well as the improving external financial situation for some of IBRD's borrowers. This level of commitments is, however, comparable to the pre-crisis level experienced in FY 1997.

- For the same reasons, year-to-date gross loan disbursements as of March 31, 2000 were substantially lower at $9.2 billion, compared to $14.0 billion and $16.0 billion in FY 1999 and FY 1998 respectively. This level of disbursement is, however, comparable to the pre-crisis average experienced between FY 1995 and FY 1997.

The following are highlights of IBRD's financial performance:

                                        THIRD QUARTER            YEAR TO DATE        FULL YEAR
                                    ---------------------    ---------------------   ---------
                                    FY 2000       FY 1999    FY 2000       FY 1999    FY 1999
                                    -------       -------    -------       -------    -------
                                                     IN MILLIONS OF U.S. DOLLARS
Net interest                        $    623      $    565   $  1,952      $  1,902a    $  2,483
Average interest-earning assets     $148,914      $147,988   $149,609      $142,772     $144,138
Return on average loans                 6.60%         6.41%      6.67%         6.57%        6.58%
Return on average cash and
   investments                          5.88%         5.19%      5.55%         6.45%        6.01%
Cost of average borrowings,
   after swaps                          6.03%         5.69%      5.87%         5.92%        5.92%

a. Includes the impact of $237 million non-recurring gain realized upon liquidation of the held-to-maturity investment portfolio. The return excluding this gain would have been 5.29%.

EQUITY

IBRD's subscribed capital at the end of the third quarter of FY 2000 was $188.6 billion, of which $11.4 billion had been paid in. IBRD's equity also included $18.4 billion of retained earnings.

At March 31, 2000 the equity capital-to-loans ratio was 20.48% compared to 20.32% at March 31, 1999.

NEW LOAN AND HEDGING PRODUCTS

On September 1, 1999, IBRD introduced a fixed-spread loan product available for loans for which the invitation to negotiate is issued on or after September 1, 1999. As of March 31, 2000, 11 fixed-spread loans had been approved totalling $2.2 billion equivalent.

In addition to the new loan product, IBRD also plans to begin offering hedging products that would be linked to borrowers' existing IBRD loans, providing them with additional instruments by which to manage currency, interest rate, and on a case-by-case basis, commodity price risks. These hedging products are expected to be available before the end of FY 2000.

YEAR 2000

To date there has been no indication that any Year 2000 problems have occurred within any critical applications. Neither have there been indications from any borrowers that they have experienced any serious disruptions to national infrastructure or public administration due to Year 2000 problems which would affect their ability to continue to service IBRD loans.


                  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2000   3

IBRD Condensed Financial Statements

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                             MARCH 31,2000   JUNE 30, 1999
                                                                              (UNAUDITED)
                                                                             -------------   -------------

ASSETS
  Due from banks                                                                $     734      $     697
  Investments--Trading                                                             27,405         30,345
  Securities purchased under resale agreements--Trading                               120              6
  Nonnegotiable, noninterest-bearing demand obligations on account
    of subscribed capital                                                           1,752          1,846
  Receivable from currency swaps
    Investments--Trading                                                            9,849         11,420
    Borrowings                                                                     68,538         67,592
  Loans outstanding--Note B
    Total loans                                                                   165,106        168,600
    Less undisbursed balance                                                       46,032         51,372
                                                                                ---------      ---------
      Loans outstanding                                                           119,074        117,228
  Less accumulated provision for loan losses                                        3,629          3,560
                                                                                ---------      ---------
      Loans outstanding net of accumulated provision                              115,445        113,668
Other assets                                                                        5,021          5,234
                                                                                ---------      ---------
TOTAL ASSETS                                                                    $ 228,864      $ 230,808
                                                                                =========      =========

LIABILITIES
  Borrowings
    Short-term                                                                  $   5,290      $   5,328
    Medium- and long-term                                                         108,111        110,411
  Securities sold under repurchase agreements and payable for cash
    collateral received--Trading                                                       13            102
  Payable for currency swaps
    Investments--Trading                                                           10,307         11,501
    Borrowings                                                                     71,219         70,484
  Payable for Board of Governors-approved transfers--Note C                           911            607
  Other liabilities                                                                 4,303          4,354
                                                                                ---------      ---------
      TOTAL LIABILITIES                                                           200,154        202,787
                                                                                ---------      ---------
EQUITY
  Capital stock--Authorized (1,581,724 shares--March  31, 2000 and
    June 30, 1999)
    Subscribed (1,563,443 shares--March 31, 2000; 1,560,243 shares--
      June 30, 1999)                                                              188,606        188,220
    Less uncalled portion of subscriptions                                        177,187        176,825
                                                                                ---------      ---------
                                                                                   11,419         11,395
  Amounts to maintain value of currency holdings of paid-in capital stock            (513)          (453)
  Payments on account of pending subscriptions                                          7              7
  Retained earnings (see Statement of Changes in Retained Earnings, Note C)        18,386         17,709
  Accumulated other comprehensive income--Note D                                     (589)          (637)
                                                                                ---------      ---------
      TOTAL EQUITY                                                                 28,710         28,021
                                                                                ---------      ---------
  TOTAL LIABILITIES AND EQUITY                                                  $ 228,864      $ 230,808
                                                                                =========      =========



  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000    4

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                             THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                   MARCH 31             MARCH 31
                                                                 (UNAUDITED)           (UNAUDITED)
                                                             ------------------     -----------------
                                                               2000       1999       2000       1999
                                                              ------     ------     ------     ------


Income
  Loans--Note B                                               $2,031     $1,923     $6,112     $5,705
  Investments
    Trading                                                      387        379      1,146      1,051
    Held-to-maturity                                              --         --         --        284
  Securities purchased under resale agreements                     3          2          9         11
  Income from Staff Retirement Plan and other
    postretirement benefits plans                                 42         64        128        197
  Other                                                           33         43         81         99
                                                              ------     ------     ------     ------
      Total income                                             2,496      2,411      7,476      7,347
                                                              ------     ------     ------     ------
Expenses
  Borrowings                                                   1,797      1,736      5,312      5,114
  Securities sold under repurchase agreements and payable
    for cash collateral received                                   1          3          3         35
  Administrative                                                 192        274        648        769
  Contributions to special programs                               39         31        102         94
  Provision for loan losses--Note B                               10         45         55        195
  Other                                                            6          2          6          7
                                                              ------     ------     ------     ------
    Total Expenses                                             2,045      2,091      6,126      6,214
                                                              ------     ------     ------     ------
Net Income                                                    $  451     $  320     $1,350     $1,133
                                                              ======     ======     ======     ======



  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000   5

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                           MARCH 31                MARCH 31
                                          (UNAUDITED)             (UNAUDITED)
                                       ------------------     -----------------
                                        2000        1999        2000       1999
                                       ------      ------      ------     ------

Net income                             $  451      $  320      $1,350     $1,133
Other comprehensive income--Note D
  Currency translation adjustments       (208)       (381)         48        431
                                       ------      ------      ------     ------
  Total other comprehensive income       (208)       (381)         48        431
                                       ------      ------      ------     ------
Comprehensive income                   $  243      $  (61)     $1,398     $1,564
                                       ======      ======      ======     ======



STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                          NINE MONTHS ENDED
                                                              MARCH 31
                                                             (UNAUDITED)
                                                        --------------------
                                                         2000          1999
                                                        ------      --------

Retained earnings at beginning of the fiscal year     $ 17,709      $ 16,733
  Board of Governors-approved transfers--Note C           (673)         (542)
  Net income for the period                              1,350         1,133
                                                        ------      --------
Retained earnings at end of the period                  18,386      $ 17,324
                                                        ======      ========


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


6   IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000

STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

                                                                                NINE MONTHS ENDED
                                                                                  MARCH 31, 2000
                                                                                   (UNAUDITED)
                                                                              ---------------------
                                                                                2000         1999
                                                                              ---------   ---------
Cash flows from lending and investing activities
  Loans
    Disbursements                                                             $ (9,213)   $(13,984)
    Principal repayments and prepayments                                         7,726       7,721
  Investments: Held-to-maturity
    Purchases of securities and repayments of securities sold under
      repurchase agreements                                                       --       (13,266)
    Maturities of securities and proceeds from securities sold under
      repurchase agreements                                                       --        13,426
    Proceeds from sale of held-to-maturity portfolio                              --         1,389
                                                                              ----------  ----------
        Net cash used in lending and investing activities                       (1,487)     (4,714)
                                                                              ----------  ----------
Cash flows used for payments for Board of Governors-approved transfers            (373)        (33)

Cash flows from financing activities
  Medium- and long-term borrowings
    New issues                                                                  12,372      19,657
    Retirements                                                                (15,075)     (8,382)
  Net capital stock transactions                                                    85         145
  Other financing activities                                                      (649)     (3,018)
                                                                              ----------  ----------
        Net cash (used in) provided by financing activities                     (3,267)      8,402
                                                                              ----------  ----------
Cash flows from operating activities
  Net income                                                                     1,350       1,133
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization                                                  649         629
    Income from Staff Retirement Plan and other postretirement benefits
      plans                                                                       (128)       (197)
    Provision for loan losses                                                       55         195
    Net changes in other assets and liabilities                                    (41)        146
    Gain on sale of held-to-maturity portfolio                                    --          (237)
                                                                              ----------  ----------
        Net cash provided by operating activities                                1,885       1,669
                                                                              ----------  ----------
Effect on liquid investments due to decrease in net assets associated
  with other postretirement benefits                                              --           650
Effect of exchange rate changes on unrestricted cash and liquid investments         (9)        246
                                                                              ----------  ----------
Net (decrease) increase in unrestricted cash and liquid investments             (3,251)      6,220
Unrestricted cash and liquid investments at beginning of the fiscal year        30,122      23,506
                                                                              ----------  ----------
Unrestricted cash and liquid investments at end of the period                 $ 26,871    $ 29,726
                                                                              ----------  ----------
                                                                              ----------  ----------
Composed of
  Investments held in trading portfolio                                       $ 27,405    $ 29,762
  Other                                                                           (534)        (36)
                                                                              ----------  ----------
                                                                              $ 26,871    $ 29,726
                                                                              ==========  ==========
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loand outstanding                                                         $    359    $  3,230
    Investments: Held-to-maturity                                                 --            13
    Borrowings                                                                     124       2,213
    Currency swaps--Borrowings                                                     139         580

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000   7

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 1999 financial statements and the notes included therein. A review of the interim financial information for the nine months ended March 31, 2000 and 1999, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B--LOANS AND GUARANTEES

FINANCIAL TERMS OF LOANS

Effective September 1, 1999, IBRD introduced fixed-spread loans. These loans have an interest rate based on LIBOR plus a spread that will be fixed for the life of the loan. The spread is currently 55 basis points for U.S. dollar and Euro, and 40 basis points for Japanese yen denominated loans.

A commitment charge premium of 10 basis points over the standard 75 basis points charged on other IBRD loans will be included for the first four years from the date the commitment charge begins to accrue.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ending June 30, 2000, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers is in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 1999. For the three and nine months ended March 31, 2000, the effect of this waiver was to reduce Net Income by $16 million and $44 million, respectively, compared to $17 million and $89 million, for the respective fiscal year 1999 periods.

A one-year commitment charge waiver of 50 basis points is in effect on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2000. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1999. For the three and nine months ended March 31, 2000, the effect of the commitment charge waiver was to reduce Net Income by $56 million and $173 million, respectively, compared to $61 million and $168 million for the respective fiscal year 1999 periods.

OVERDUE AMOUNTS

At March 31, 2000, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At March 31, 2000, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,038 million ($2,053 million--June 30, 1999), of which $1,291 million ($1,249 million--June 30, 1999) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,050 million ($1,011 million--June 30, 1999). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 2000 would have been higher by $16 million and $43 million, respectively, compared to $15 million and $46 million for the respective fiscal year 1999 periods.


8   IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000

A summary of countries with loans in nonaccrual status follows:

IN MILLIONS

                                                                    MARCH 31, 2000
                                             PRINCIPAL     PRINCIPAL, INTEREST    NONACCRUAL
BORROWER                                     OUTSTANDING   AND CHARGES OVERDUE     SINCE
                                             -----------   -------------------    ----------
WITH OVERDUES
  Congo, Democratic Republic of                    $81          $107         November 1993
  Congo, Republic of                                67            50         November 1997
  Iraq                                              38            65         December 1990
  Liberia                                          133           285         June 1987
  Sudan                                              3             2         January 1994
  Syrian Arab Republic                              31           147(a)      February 1987
  Yugoslavia, Federal Republic of (Serbia and
    Montenegro)                                  1,114         1,685         September 1992
                                                ------        ------
  Total                                          1,467         2,341

WITHOUT OVERDUES
  Bosnia and Herzegovina                           571            --         September 1992
                                                ------        ------
TOTAL                                           $2,038        $2,341
                                                ------        ------
                                                ------        ------

------------------------
(a.) REPRESENTS INTEREST AND CHARGES OVERDUE.

During fiscal year 1999 Sudan reached an understanding with IBRD and the International Development Association (IDA) under which Sudan agreed to make regular monthly payments of $1 million commencing in July 1999. These payments are being applied first to IBRD arrears and then to arrears with IDA.

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 2000 was $2,053 million and $2,068 million, respectively, compared to $2,109 million and $2,092 million for the respective fiscal year 1999 periods.

During the nine months ended March 31, 2000 and 1999, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the nine months ended March 31, 2000 and for the fiscal year ended June 30, 1999 are summarized below:

IN MILLIONS

                          MARCH 31   JUNE 30
                          --------  --------
Balance, beginning of
  the fiscal year           $3,560   $3,240
Provision for loan losses       55      246
Translation adjustment          14       74
                            ------   ------
Balance, end of the
  period                    $3,629   $3,560
                            ------   ------
                            ------   ------


Of the Accumulated Provision for Loan Losses of $3,629 million ($3,560 million--June 30, 1999), $700 million is attributable to the nonaccruing loan portfolio at March 31, 2000 ($700 million--June 30, 1999).


IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000   9

GUARANTEES

Guarantees of $2,005 million at March 31, 2000 ($1,973 million--June 30, 1999) were not included in reported loan balances. At March 31, 2000, $469 million of these guarantees were subject to call ($466 million--June 30, 1999). In some cases, IBRD guarantees have included interest payments in addition to principal. At March 31, 2000, interest guarantees of approximately $11 million ($2 million--June 30, 1999) were subject to call.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At March 31, 2000, IDA had approved credits of $1,625 million ($1,623 million--June 30, 1999) under this program from its inception, of which $1,606 million ($1,604 million--June 30, 1999) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment.

For the nine months ended March 31, 2000, loans to two countries individually generated in excess of ten percent of loan income. Loan income from these two countries was $686 million and $645 million, respectively.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at March 31, 2000 and June 30, 1999:

IN MILLIONS

                  MARCH 31   JUNE 30
                  --------  --------
Special Reserve   $   293   $   293
General Reserve    16,109    15,409
Pension Reserve       549       294
Surplus                85       195
Unallocated Net
  Income            1,350     1,518
                  -------   -------

Total             $18,386   $17,709
                  -------   -------
                  -------   -------

On July 29, 1999, the Executive Directors allocated $700 million of the net income earned in the fiscal year ended June 30, 1999 to the General Reserve and $255 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 1999.

On September 30, 1999, the Board of Governors approved the following transfers out of Unallocated Net Income: an amount equivalent to $273 million in SDRs (valued at June 30, 1999) to IDA, $200 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $60 million to the Trust Fund for Gaza and West Bank, and $30 million for capacity building in Africa. In addition, the Board of Governors approved the following transfers out of Surplus: $75 million in SDRs (valued at June 30, 1999) to IDA and $25 million for emergency rehabilitation assistance for Kosovo. Of the total amount of these transfers by IBRD to IDA ($348 million in SDRs valued at June 30, 1999) $300 million is to be drawn down in fiscal year 2005; the remaining $48 million was transferred in October 1999 as a reimbursement of IDA's share of the fiscal year 1999 cost of implementing the Strategic Compact of IBRD and IDA.

At March 31, 2000, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

On March 13, 2000 the Board of Governors approved a $10 million transfer out of Surplus to the Trust Fund for East Timor, to be drawn down immediately. As of March 31, 2000 this amount had been paid.

NOTE  D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2000 and 1999:

IN MILLIONS

                       ACCUMULATED OTHER
                     COMPREHENSIVE INCOME(a)
                        2000       1999
                      -------   --------
Balance, beginning
  of the fiscal year   $(637)   $(960)
Changes from
  period activity         48      431
                      -------   ------
Balance, end of the
  period               $(589)   $(529)
                      -------   ------
                      -------   ------

------------------------
(a.) THE TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME REPRESENTS THE CUMULATIVE TRANSLATION ADJUSTMENT.


10   IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS


DELOITTE TOUCHE
      TOHMATSU
(International Firm)
____________________                         _________________________________
                    [LOGO]                   555 12th Street NW
                                             Washington, DC


President and Board of Governors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2000, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and nine-month periods ended March 31, 2000 and 1999. These financial statements are the responsibility of IBRD's management.

We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants.
A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 1999, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 28, 1999, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 1999 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


Deloitte Touche Tohmatsu (International Firm)

May 2, 2000



                            ______________________________________________
                            Beijing London Mexico City Moscow New York Paris Tokyo Toronto


                       IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2000   11

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                                DESK: XPOOL,IBRD


BORROWING TYPE  DESCRIPTION         TRADE ID   CURRENCY  EXTERNAL ID    CURRENCY AMOUNT    US$ EQUIVALENT  SETTLEMENT   MATURITY
                                                                                                              DATE         DATE
--------------  -----------         --------   --------  -----------    ---------------    --------------  ----------   --------

NEW BORROWINGS
--------------
         MTBOC
         -----
AUSTRALIAN DOLLAR
-----------------
BOND/SELL AUD/IBRD/0503AUD05.50     0000004281  AUD                          250,000,000    166,012,500    25-Jan-2000  14-May-2003
                                                                                          -------------
TOTAL BY CURRENCY                                                                           166,012,500
                                                                                          -------------

POUND STERLING
--------------
BOND/SELL GBP/IBRD/0303GBP05.90     0000004411  GBP                          100,000,000    156,695,000    22-Mar-2000  24-Mar-2003
                                                                                          -------------
TOTAL BY CURRENCY                                                                           156,695,000
                                                                                          -------------
HONG KONG DOLLAR
----------------
BOND/SELL HKD/IBRD/0205HKD7.50      0000004290  HKD                          200,000,000     25,704,298    09-Feb-2000  09-Feb-2005
BOND/SELL HKD/IBRD/0210HKD08.00     0000004292  HKD                          100,000,000     12,852,149    09-Feb-2000  09-Feb-2010
                                                                                          -------------
TOTAL BY CURRENCY                                                                            38,556,447
                                                                                          -------------

JAPANESE YEN
------------
BOND/SELL JPY/IBRD/0210JPYSTR       0000004285  JPY                        1,200,000,000     11,343,763    27-Jan-2000  14-Feb-2010
BOND/SELL JPY/IBRD/0210JPYSTR01     0000004300  JPY                        3,600,000,000     33,387,433    08-Feb-2000  08-Feb-2010
BOND/SELL JPY/IBRD/0210JPYSTR01     0000004360  JPY                          500,000,000      4,637,144    08-Feb-2000  08-Feb-2010
BOND/SELL JPY/IBRD/0220JPYSTR       0000004311  JPY                        1,000,000,000      9,225,518    16-Feb-2000  17-Feb-2020
BOND/SELL JPY/IBRD/0312JPYSTR       0000004371  JPY                        1,000,000,000      9,176,838    01-Mar-2000  01-Mar-2012
BOND/SELL JPY/IBRD/0320JPYSTR01     0000004375  JPY                        3,000,000,000     27,530,513    01-Mar-2000  01-Mar-2020
BOND/SELL JPY/IBRD/0310JPYSTR       0000004383  JPY                        1,000,000,000      9,502,090    15-Mar-2000  15-Mar-2010
BOND/SELL JPY/IBRD/0320JPYSTR       0000004367  JPY                        2,000,000,000     19,061,234    16-Mar-2000  16-Mar-2020
BOND/SELL JPY/IBRD/0320JPYSTR04     0000004387  JPY                        1,000,000,000      9,530,617    16-Mar-2000  16-Mar-2020
BOND/SELL JPY/IBRD/0320JPYSTR02     0000004377  JPY                        7,600,000,000     71,803,108    21-Mar-2000  18-Mar-2020
BOND/SELL JPY/IBRD/0320JPYSTR03     0000004385  JPY                        1,000,000,000      9,378,664    23-Mar-2000  23-Mar-2020
BOND/SELL JPY/IBRD/0310JPYSTR01     0000004399  JPY                        1,200,000,000     11,254,396    23-Mar-2000  23-Mar-2010
BOND/SELL JPY/IBRD/0320JPYSTR05     0000004409  JPY                        3,000,000,000     28,135,991    23-Mar-2000  24-Mar-2020
BOND/SELL JPY/IBRD/0320JPYSTR06     0000004415  JPY                        3,000,000,000     28,202,115    30-Mar-2000  30-Mar-2020
                                                                                          -------------
TOTAL BY CURRENCY                                                                           282,169,423
                                                                                          -------------
MEXICAN PESO
------------
BOND/SELL MXN/IBRD/0203MXN15.87     0000004369  MXN                        1,000,000,000    106,700,811    28-Feb-2000  28-Feb-2003
                                                                                          -------------
TOTAL BY CURRENCY                                                                           106,700,811
                                                                                          -------------
NEW ZEALAND DOLLAR
------------------
BOND/SELL NZD/IBRD/1105NZD7.5       0000004282  NZD                          250,000,000    127,312,500    28-Jan-2000  30-Nov-2005
                                                                                          -------------
TOTAL BY CURRENCY                                                                           127,312,500
                                                                                          -------------
SLOVAK KORUNA
-------------


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                                DESK: XPOOL,IBRD


BORROWING TYPE  DESCRIPTION         TRADE ID   CURRENCY  EXTERNAL ID    CURRENCY AMOUNT    US$ EQUIVALENT  SETTLEMENT   MATURITY
                                                                                                              DATE         DATE
--------------  -----------         --------   --------  -----------    ---------------    --------------  ----------   --------

BOND/SELL SKK/IBRD/0202SKK10.25     0000004307  SKK                          750,000,000     17,237,021    04-Feb-2000  04-Feb-2002
                                                                                          -------------
TOTAL BY CURRENCY                                                                            17,237,021
                                                                                          -------------
UNITED STATES DOLLAR
--------------------
BOND/SELL USD/IBRD/0115USDSTR       0000004302  USD                           15,000,000     15,000,000    26-Jan-2000  26-Jan-2015
BOND/SELL USD/IBRD/0105USD07.00     0000004294  USD                        3,000,000,000  3,000,000,000    27-Jan-2000  27-Jan-2005
BOND/SELL USD/IBRD/0110USDSTR01     0000004291  USD                           10,000,000     10,000,000    28-Jan-2000  28-Jan-2010
BOND/SELL USD/IBRD/0110USDSTR02     0000004293  USD                           10,000,000     10,000,000    28-Jan-2000  28-Jan-2010
BOND/SELL USD/IBRD/0205USDSTR       0000004283  USD                          100,000,000    100,000,000    02-Feb-2000  02-Feb-2005
BOND/SELL USD/IBRD/0203USD06.30     0000004373  USD                           63,000,000     63,000,000    03-Feb-2000  03-Feb-2003
BOND/SELL USD/IBRD/0210USDSTR       0000004298  USD                           10,000,000     10,000,000    04-Feb-2000  04-Feb-2010
BOND/SELL USD/IBRD/0210USDSTR01     0000004289  USD                           25,000,000     25,000,000    11-Feb-2000  11-Feb-2010
BOND/SELL USD/IBRD/0205USDSTR01     0000004359  USD      0205USDSTR01         15,000,000     15,000,000    15-Feb-2000  15-Feb-2005
BOND/SELL USD/IBRD/0215USDSTR       0000004296  USD                           25,000,000     25,000,000    18-Feb-2000  20-Feb-2015
BOND/SELL USD/IBRD/0210USDSTR02     0000004362  USD                           25,000,000     25,000,000    22-Feb-2000  22-Feb-2010
BOND/SELL USD/IBRD/0302USD06.75     0000004379  USD                        2,000,000,000  2,000,000,000    06-Mar-2000  06-Mar-2002
BOND/SELL USD/IBRD/0305USDSTR       0000004380  USD                           20,000,000     20,000,000    09-Mar-2000  09-Mar-2005
BOND/SELL USD/IBRD/0303USDSTR01     0000004402  USD                           50,000,000     50,000,000    21-Mar-2000  21-Mar-2003
BOND/SELL USD/IBRD/0315USDSTR       0000004423  USD                           10,000,000     10,000,000    30-Mar-2000  30-Mar-2015
                                                                                          -------------
TOTAL BY CURRENCY                                                                         5,378,000,000
                                                                                          -------------
SOUTH AFRICAN RAND
------------------
BOND/SELL ZAR/IBRD/0210ZAR13.00     0000004276  ZAR                          100,000,000     15,870,497    03-Feb-2000  03-Feb-2010
BOND/SELL ZAR/IBRD/0308ZAR13.13     0000004413  ZAR                          100,000,000     15,497,869    24-Mar-2000  19-Mar-2008
                                                                                          -------------
TOTAL BY CURRENCY                                                                            31,368,366
                                                                                          =============
TOTAL                                                                                     6,304,052,067
                                                                                          -------------
         MTBOZ
         -----

POLISH ZLOTY
------------
BOND/SELL PLN/IBRD/0328PLNSTR       0000004404  PLN                        3,000,000,000    728,774,444    13-Mar-2000  20-Mar-2028
                                                                                          -------------
TOTAL BY CURRENCY                                                                           728,774,444
                                                                                          =============
TOTAL                                                                                       728,774,444
                                                                                          -------------


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                                DESK: XPOOL,IBRD



BORROWING TYPE  DESCRIPTION         TRADE ID   CURRENCY  EXTERNAL ID    CURRENCY AMOUNT    US$ EQUIVALENT  SETTLEMENT   MATURITY
                                                                                                              DATE         DATE
--------------  -----------         --------   --------  -----------    ---------------    --------------  ----------   --------

MATURING BORROWINGS
-------------------
         MTBOC
         -----

SWISS FRANC
-----------
BOND/SELL CHF/IBRD/0200CHF05.38     0000000083  CHF      CHF0245MLT01        200,000,000    122,963,418    22-Feb-1995  22-Feb-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                           122,963,418
                                                                                          -------------
DEUTSCHE MARK
-------------
BOND/SELL DEM/IBRD/1299DEM04.63     0000000134  DEM      DEM0527GMT01        300,000,000    154,514,963    04-Apr-1996  04-Jan-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                           154,514,963
                                                                                          -------------
FRENCH FRANC
------------
BOND/SELL FRF/IBRD/0300FRF08.38     0000000154  FRF      FRF0008MLT01      1,000,000,000    146,663,577    16-Mar-1992  16-Mar-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                           146,663,577
                                                                                          -------------
POUND STERLING
--------------
BOND/SELL GBP/IBRD/0300GBP06.00     0000000171  GBP      GBP0032MLT01        250,000,000    397,437,500    26-Feb-1997  01-Mar-2000
BOND/SELL GBP/IBRD/0300GBP06.10     0000000172  GBP      GBP0033MLT01        300,000,000    471,720,000    17-Mar-1997  17-Mar-2000
BOND/SELL GBP/IBRD/0100GBP06.88     0000000178  GBP      GBP0648GDI01        150,000,000    245,145,000    19-Jan-1998  19-Jan-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                         1,114,302,500
                                                                                          -------------
HONG KONG DOLLAR
----------------
BOND/SELL HKD/IBRD/0200HKD9.86      0000000020  HKD      HKD0719GDI01        300,000,000     38,559,420    10-Aug-1998  10-Feb-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                            38,559,420
                                                                                          -------------
JAPANESE YEN
------------
BOND/SELL JPY/IBRD/0201JPY02.50     0000000314  JPY      JPY0123MLT01      1,800,000,000     16,605,932    16-Mar-1987  16-Feb-2000
BOND/SELL JPY/IBRD/0801JPY02.50     0000000316  JPY      JPY0125MLT03      1,000,000,000      9,167,163    01-Apr-1987  10-Feb-2000
BOND/SELL JPY/IBRD/0701JPY03.10     0000000317  JPY      JPY0127MLT01        660,000,000      6,245,860    29-May-1987  31-Jan-2000
BOND/SELL JPY/IBRD/0303JPY05.50     0000000331  JPY      JPY0154MLT01      5,900,000,000     54,870,960    25-Mar-1988  27-Mar-2000
BOND/SELL JPY/IBRD/0300JPY06.75     0000000344  JPY      JPY0187MLT01     50,000,000,000    469,505,611    15-Mar-1990  14-Mar-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                           556,395,526
                                                                                          -------------
NETHERLANDS GUILDER
-------------------
BOND/SELL NLG/IBRD/0100NLG07.88     0000000373  NLG      NLG0063MLT01          5,155,080      2,406,410    15-Jan-1985  13-Jan-2000
BOND/SELL NLG/IBRD/0105NLG07.88     0000000375  NLG      NLG0063MLT03          2,700,000      1,260,370    15-Jan-1985  13-Jan-2000
BOND/SELL NLG/IBRD/0100NLG07.882    0000001107  NLG      NLG0063MLT02          4,565,000      2,130,959    15-Jan-1985  13-Jan-2000
BOND/SELL NLG/IBRD/0300NLG08.75     0000000376  NLG      NLG0067MLT01         10,000,000      4,401,895    15-Mar-1985  15-Mar-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                            10,199,634
                                                                                          -------------
UNITED STATES DOLLAR
--------------------
BOND/SELL USD/IBRD/0200USD08.98     0000000519  USD      USD0226COL01          5,000,000      5,000,000    23-Feb-1988  15-Feb-2000
BOND/SELL USD/IBRD/0300USD08.85     0000000752  USD      USD1389COL01             30,000         30,000    01-Feb-1990  15-Mar-2000


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

BORROWING TYPE  DESCRIPTION         TRADE ID   CURRENCY  EXTERNAL ID    CURRENCY AMOUNT    US$ EQUIVALENT  SETTLEMENT   MATURITY
                                                                                                              DATE         DATE
--------------  -----------         --------   --------  -----------    ---------------    --------------  ----------   --------

BOND/SELL USD/IBRD/0300USD08.97     0000000753  USD      USD1390COL01             50,000         50,000    07-Feb-1990  15-Mar-2000
BOND/SELL USD/IBRD/0200USD08.96     0000000755  USD      USD1392COL01             30,000         30,000    07-Feb-1990  07-Feb-2000
BOND/SELL USD/IBRD/0300USD08.95     0000000757  USD      USD1394COL01          1,500,000      1,500,000    12-Feb-1990  15-Mar-2000
BOND/SELL USD/IBRD/0200USD08.97     0000000758  USD      USD1395COL01            100,000        100,000    13-Feb-1990  15-Feb-2000
BOND/SELL USD/IBRD/0200USD08.82     0000000759  USD      USD1396COL01          5,000,000      5,000,000    16-Feb-1990  15-Feb-2000
BOND/SELL USD/IBRD/0200USD08.78     0000000762  USD      USD1399COL01             30,000         30,000    21-Feb-1990  15-Feb-2000
BOND/SELL USD/IBRD/0300USD09.05     0000000764  USD      USD1401COL01             50,000         50,000    28-Feb-1990  15-Mar-2000
BOND/SELL USD/IBRD/0300USD08.00     0000000787  USD      USD1440COL01            500,000        500,000    31-May-1990  15-Mar-2000
BOND/SELL USD/IBRD/0300USD05.15     0000000589  USD      USD0564GMT01      1,000,000,000  1,000,000,000    24-Dec-1996  23-Mar-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                         1,012,290,000
                                                                                          =============
TOTAL                                                                                     3,155,889,038
                                                                                          -------------
         MTBOZ
         -----

UNITED STATES DOLLAR
--------------------
BOND/SELL USD/IBRD/0200USD00.00     0000000488  USD      USD0189MLT45         18,000,000     18,000,000    06-Mar-1985  15-Feb-2000
BOND/SELL USD/IBRD/0300USD00.00     0000000747  USD      USD1384COL01            125,000        125,000    11-Jan-1990  15-Mar-2000
BOND/SELL USD/IBRD/0100USD00.00     0000000750  USD      USD1387COL01            120,000        120,000    29-Jan-1990  31-Jan-2000
                                                                                          -------------
TOTAL BY CURRENCY                                                                            18,245,000
                                                                                          =============
TOTAL                                                                                        18,245,000
                                                                                          -------------


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

BORROWING TYPE  DESCRIPTION         TRADE ID   CURRENCY  EXTERNAL ID    CURRENCY AMOUNT    US$ EQUIVALENT  SETTLEMENT   MATURITY
                                                                                                              DATE         DATE
--------------  -----------         --------   --------  -----------    ---------------    --------------  ----------   --------

EARLY RETIREMENT
----------------
         MTBOC
         -----

ITALIAN LIRA
------------
BOND/BUY ITL/IBRD/0307ITLSTR        0000004401  ITL                      650,000,000,000    322,940,499    27-Mar-2000  27-Mar-2007
                                                                                          -------------
TOTAL BY CURRENCY                                                                           322,940,499
                                                                                          -------------
JAPANESE YEN
------------
BOND/BUY JPY/IBRD/0105JPY05.43      0000004273  JPY                       10,000,000,000     94,531,361    27-Jan-2000  27-Jan-2005
                                                                                          -------------
TOTAL BY CURRENCY                                                                            94,531,361
                                                                                          =============
TOTAL                                                                                       417,471,860
                                                                                          -------------
